[redacted]

KW 3/8/14

14046440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 26 2014
Washington DC
191

SEC FILE NUMBER
8- 66906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ullico Investment Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Eye Street, NW
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Fried (202) 354-8062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 East Pratt Street; Suite 1900	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, Adam Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ullico Investment Company Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEGHAN C. NEWKIRK
Montgomery County
My Commission Expires
May 11, 2016

Ullico Investment Company, Inc.

Audited Financial Statements and Supplemental Information

Year Ended December 31, 2013

Contents

Independent Auditor's Report 1

Audited Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC 12

Statement Regarding Rule 15c3-3 of the SEC 13

Supplementary Report

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) 14

Independent Auditor's Report

To the Board of Directors of Ullico Investment Company, Inc.:

We have audited the accompanying financial statements of Ullico Investment Company, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, of changes in stockholder's equity and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ullico Investment Company, Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

pwc

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2014

Ullico Investment Company, Inc.

Statement of Financial Condition

As of December 31, 2013

Assets		
Cash and cash equivalents	$	190,864
Short-term investment		699,990
Intercompany receivable		137,602
Deferred income taxes		7,883
Prepaid assets		26,548
Accrued investment income		352
Total assets	**$**	**1,063,239**
Liabilities		
Compensation payable	$	66,743
Intercompany payable		5,755
Total liabilities	**$**	**72,498**
Stockholder's Equity		
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)		1,000
Additional paid-in capital		249,000
Retained earnings		740,741
Total stockholder's equity		990,741
Total liabilities and stockholder's equity	**$**	**1,063,239**

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, Inc.

Statement of Operations

For the Year Ended December 31, 2013

Revenues	
Commissions	$ 2,480,296
Interest income	1,033
Other income	415
Total revenues	2,481,744
Expenses	
Allocated operating expenses	2,544,980
Allocated compensation and related expenses	158,463
Professional fees	77,275
Insurance expense	69,508
Regulatory fees and expenses	18,142
Total expenses	2,868,368
Loss before income tax provisions	(386,624)
State income tax expense	(3,056)
Federal income tax benefit	136,388
Total tax benefit	133,332
Net loss	$ (253,292)

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2013

	Shares of Common Stock	**Common Stock**	**Paid-in Capital**	**Retained Earnings**	**Total Stockholder's Equity**
Balance, December 31, 2012	1,000	$ 1,000	$249,000	$994,033	$1,244,033
Net loss	-	-	-	(253,292)	(253,292)
Balance, December 31, 2013	1,000	$1,000	$249,000	$740,741	$ 990,741

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating and investing activities	
Net loss	$ (253,292)
Adjustments to reconcile net loss to net cash provided by operating and investing activities:	
Changes in operating assets and liabilities:	
Short-term investment	799,271
Deferred income taxes	1,213
Prepaid assets	9,212
Intercompany receivable	(128,822)
Accrued investment income	(323)
Compensation payable	(360,342)
Intercompany payable	(27,958)
Net cash provided by operating and investing activities	38,959
Cash and cash equivalents at beginning of year	151,905
Cash and cash equivalents at end of year	$ 190,864
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	-

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, Inc.

Notes to Financial Statements

December 31, 2013

1. Organization and Nature of Business

Ullico Investment Company, Inc. (the Company), a wholly owned subsidiary of Ullico Inc. (Ullico), was incorporated in 2004 as a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company markets group annuity contracts and private investment funds that are established owned and/or managed by affiliates.

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its revenue is derived from placement agent fees, which represent a percentage of the investment management fees earned by Ullico Investment Advisors, Inc. (UIA) and Union Labor Life Insurance Company (ULL), both wholly owned subsidiaries of Ullico. The operating results or financial condition would have been significantly different had the Company been autonomous.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized as earned in accordance with respective placement agent agreements between the Company and other entities.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Ullico. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Ullico. The amount of current and deferred tax asset is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Significant Accounting Policies (continued)

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The deferred income tax asset at December 31, 2013 arises primarily as a result of amortization of start-up costs.

The intercompany receivable balance of $137,602 results from the US federal net operating loss generated by the Company during the year. The Company is reimbursed for any net operating losses attributable to the Company on a separate entity basis in accordance with the tax sharing agreement. The deferred tax asset of $7,883 includes a gross deferred tax asset related to state net operating losses for which we believe it is not more likely than not that we will receive a tax benefit in the future. As such, a valuation allowance has been accrued to offset the state net operating loss amount in full.

The Company assesses the likelihood, based on their technical merit, that tax positions taken or expected to be taken will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2013, the Company had no unrecognized tax benefit. Tax years that remain open and subject to examination by the Internal Revenue Service are calendar years 2010 and forward.

The components of the tax benefit/(expense) of the Company are as follows:

	Amount	Percentage
Federal income benefit on pre-tax income	135,318	35.0%
Tax effect of deduction for state income tax	1,070	0.3%
Federal income tax benefit	136,388	35.3%
State income tax expense	(3,056)	(0.8)%
Total tax benefit	133,332	34.5%

The Company joins in the filing of a combined return in the District of Columbia (DC) with Ullico and UIA. The Company's share of the DC net operating loss is $748,564 which begins to expire in 2030.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and an investment in a money market fund.

Short – Term Investment

The short – term investment consists of an investment in a U.S. Treasury bill.

Financial Instruments

The Company's financial instruments consist primarily of cash, cash equivalents, short-term investments and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values that approximate fair value due to the short-term nature of these instruments.

The Company has adopted ASC 820, Fair Value Measurements and Disclosures, for all financial instruments accounted for at fair value on a recurring basis in the Company's financial statements. ASC 820 established a new framework for measuring fair value and expands related disclosures. Broadly, the framework requires fair value to be determined based on the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. It also establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

ASC 820 specifies that a hierarchy of valuation techniques be determined for each asset based on whether the inputs to the valuation technique for those assets are observable or unobservable. Observable inputs reflect market data corroborated by independent sources while unobservable inputs reflect assumptions that are not observable in an active market or are developed internally. These two types of inputs create three valuation hierarchy levels:

- Level 1 valuations reflect quoted market or exchange prices for the actual or identical assets or liabilities in active markets.

2. Significant Accounting Policies (continued)

- Level 2 valuations reflect inputs other than quoted prices in Level 1 which are observable. The inputs can include some or all of the following into a valuation model:
    - quoted prices on similar assets in active markets
    - quoted prices on actual assets that are not active
    - inputs other than quoted prices such as yield curves, volatilities, or prepayments speeds
    - inputs derived from market data
- Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market, there is limited if any market activity, and/or are based on management inputs into a valuation model

The Company maintains policies and procedures to value instruments using the best and most relevant data available. The Company determines the fair value of financial assets utilizing prices obtained from a third party pricing service. Typical inputs used to determine fair value include, but are not limited to, reported trades, broker/dealer prices, benchmark yields and issuer spreads. In addition, the Company has an investment management team that reviews the valuation, including independent price validation for certain instruments. The fair value of U.S. Treasury bills is based upon independent market quotations and they are characterized as Level 1.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2013, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, the Company's net capital was $816,295, which was $811,295 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

4. Related-Party Transactions

The Company earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by UIA through the management of certain privately offered funds. The Company also earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by ULL through the offer of group annuity products. These revenues are reflected in the "Commissions" line item on the Statement of Operations.

The Company has entered into an Expense Sharing Agreement (Agreement) with UIA whereby UIA allocates a certain percentage of expenses for rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. These expenses are reflected in the "Allocated operating expenses" line item on the Statement of Operations. All other operating expenses other than those allocated under the Agreement are paid directly by the Company.

5. Risks and Uncertainties

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Additionally, approximately 55% of the revenues earned by the Company are generated by one group annuity product, representing a significant concentration. Management does not believe there to be any significant risk of loss of this product and its correlated revenues.

6. Subsequent Event

Events or transactions that occur after the balance sheet date but before the financial statements are issued are categorized as recognized or non-recognized for financial statement purposes. The Company has evaluated subsequent events through February 21, 2014, the date the financial statements were issued, and has determined there were no events that required recognition or disclosure in the financial statements.

Supplemental Information

Ullico Investment Company, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2013

Total stockholder's equity qualified for net capital	$ 990,741
Less non-allowable assets:	
Prepaid assets	(26,548)
Intercompany receivable	(137,602)
Deferred income taxes	(7,883)
	(172,033)
Less haircut on securities	(2,413)
Net capital	816,295
Aggregate indebtedness	$ 72,498
Minimum capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Net capital in excess of minimum required	$ 811,295
Excess net capital at 10%, as defined	$ 809,045
Ratio of aggregate indebtedness to net capital	0.09 to 1

Ullico Investment Company, Inc.

Statement Regarding Rule 15c3-3 of the SEC

As of December 31, 2013

Computation for Determination of Reserve Requirement

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

Supplementary Report

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of Ullico Investment Company, Inc.:

In planning and performing our audit of the financial statements of Ullico Investment Company, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066906 FINRA DEC
Ullico Investment Company Inc 12*12
1625 Eye Street, NW 5th Floor
Washington, DC 20006-4061

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Adam Fried (202) 354-8062

2. A. General Assessment (item 2e from page 2) $ 2,815.62

B. Less payment made with SIPC-6 filed (exclude interest) (1,364.70)
07/30/2013
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 1,450.92

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,450.92

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,450.92

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ullico Investment Company Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 3 day of February, 20 14.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2013
and ending Dec 31, 2013
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,481,747
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,354,053
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,448
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,355,501
2d. SIPC Net Operating Revenues	$ 1,126,246
2e. General Assessment @ .0025	$ 2,815.62

(to page 1, line 2.A.)

THIS DOCUMENT HAS A BLUE BACKGROUND. CONTAINS AN ARTIFICIAL WATERMARK ON THE BACK

ULLICO
Investment Company, Inc
8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-7927

411000053

62-4
311

02/10/2014

***********$1,450.92

One Thousand Four Hundred Fifty And 92/100 Dollars

VOID AFTER 180 DAYS

TO THE ORDER OF
SECURITIES INVESTOR
PROTECTION CORPORATION
PO BOX 92185
WASHINGTON, DC 20090-2185

Two signatures required

The Bank of New York Mellon, Philadelphia, PA.

⑈411000053⑈ ⑆031100047⑆ 2⑈913 481⑈

2700832 1 45901 0 100080 *DETACH LOWER PORTION AT PERFORATION AND RETAIN FOR YOUR RECORDS*

REFERENCE NUMBER		DATE	CHECK NUMBER
12957		02/10/2014	411000053
SIPC-7 YE12312013	02/05/2014		1450.92

ULLICO
Investment Company, Inc
8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-7927

CHECK AMOUNT
$ 1450.92

0001 of 0001

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Report of Independent Accountants

To the Board of Directors of Ullico Investment Company, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Ullico Investment Company, Inc., for the year ended December 31, 2013, which were agreed to by Ullico Investment Company, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Ullico Investment Company, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for Ullico Investment Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. We compared the amount on page 1, item 2B on Form SIPC-7 to the amount on check #411000036 paid to SIPC on July 30, 2013, noting no differences.

   b. We compared the amount on page 1, item 2G on Form SIPC-7 to the amount on check #411000053 paid to SIPC on February 10, 2014, noting no differences.

2. Compared the Total revenues amount of $2,481,744 reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $2,481,747 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013, noting a $3 difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Agreed the deduction of $1,354,053 reported on page 2, item 2c(1) of Form SIPC-7 to the supporting schedule prepared by the Company entitled Ullico Investment Company Placement Fees which is derived from the accounting records used to prepare the audited Form X-17A-5 for the year ended December 31, 2013, noting no differences.

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b. Agreed the deduction of $1,448 of net gain from securities in investment accounts on line 2c(5) of Form SIPC-7 to the interest income reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2013.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,126,246 and $2,815.62, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the Ullico Investment Company Placement Fees schedule referenced in 3a above, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Ullico Investment Company, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2014